FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 12 ,2008

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES SALE OF 0.8% OF ITS ISSUED SHARE CAPITAL BY OPTION HOLDERS

NETANYA, Israel, November 12, 2008 – Cellcom Israel Ltd. (NYSE: CEL) (the “Company”) announced today that employees and officers of the Company, including the Chairman of the Board and the CEO, have entered into an agreement to sell an aggregate of 785,534 shares of the Company, constituting approximately 0.8% of the Company’s issued share capital, to a financial institution. The shares had been issued by the Company to such employees and officers upon their exercise of vested options granted by the Company under its 2006 Share Incentive Plan. Approximately half of the options granted under the Plan have now vested and been exercised. The sale is scheduled to be completed today. The Company understands that the purchaser intends to place such shares for sale outside the United States to non-US investors.
The shares have not been and will not be registered under the U.S. Securities Act of 1933.  Accordingly, the shares may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933).
For additional details on the Company’s Share Incentive Plan, see the Company’s most recent annual report for the year ended December 31, 2007 on Form 20-F under “ITEM 5. Operating and Financial  Review and Prospects – A. Operating Results – Overview – 2006 Share Incentive Plan” and under “ITEM 6. Directors, Senior Management and Employees - E. Share Ownership – 2006 Share Incentive Plan” as well as the Company’s Proxy Statement filed on Form 6-K on July 7, 2008 and an immediate report filed on Form 6-K on August 19, 2008.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.157 million subscribers (as at September 30, 2008) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

For additional information please visit the Company's website http://investors.ircellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations info@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 12, 2008	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel